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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                               VIRBAC CORPORATION
                       (Name of Subject Company (issuer))

                              VIRBAC S.A. - OFFEROR
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    927649 10
                      (CUSIP Number of Class of Securities)

                                   Eric Maree
                             Chief Executive Officer
                                   Virbac S.A.
                             13 eme rue LID - BP 27
                           06511 Carros Cedex, France
                               011-33-4-9208-7214

                                 with a copy to:
                                David F. Freedman
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            Calculation of Filing Fee
================================================================================
        Transaction Valuation*                       Amount of Filing Fee
----------------------------------------   -------------------------------------
                 N/A                                          N/A
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*    Set forth the amount on which the filing fee is calculated and state how it was determined

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: None
                                Filing Party: N/A
                          Form or Registration No.: N/A
                                 Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on behalf of Interlab S.A.S. ("Interlab") on April 5, 1999, as amended by Amendment No. 1 filed on May 16, 2005, Amendment No. 2 included as part of the pre-commencement Schedule TO filed on December 13, 2005, and Amendment No. 3 included as part of the pre-commencement Schedule TO filed on June 11, 2006 by Interlab and Virbac S.A. ("Virbac S.A.") relating to shares of common stock, $0.01 par value per share (the "Common Stock"), of Virbac Corporation, a Delaware corporation (the "Company").


Item 4.           Purpose of Transaction

         Item 4 is hereby amended by the addition of the following information:

         On August 8, 2006, Virbac S.A. announced that it had increased its proposed purchase price to acquire the shares of Common Stock not already owned by Virbac S.A. or its subsidiaries from $4.85 to $5.25 per share in cash. In its announcement, Virbac S.A. confirmed that the Special Committee of the Company's Board of Directors had informed it (i) that the Special Committee had recommended that holders of the outstanding shares of Common Stock not already owned by Virbac S.A. or its subsidiaries ("minority holders") accept the revised purchase price and tender their shares, and (ii) that the Special Committee's financial advisor, Houlihan Lokey Howard & Zukin LLP, has rendered an opinion that the purchase price of $5.25 per share is fair, from a financial point of view, to the minority stockholders of the Company.

         In its announcement, Virbac S.A. also stated that the Special Committee has informed it that the Special Committee has approved the terms and conditions of a merger agreement to be entered among Virbac S.A., its two wholly owned subsidiaries, Interlab S.A.S. (incorporated in France) and Labogroup Holding, Inc. (incorporated in the U.S.), and the Company. Such merger agreement provides for the commencement of a cash tender offer as soon as practicable at $5.25 per share.

         As previously announced, the tender offer will be subject to a non-waivable condition that the shares tendered, together with the shares presently owned by Virbac S.A. and its subsidiaries, constitute at least 90% (ninety percent) of the outstanding shares of the Common Stock. If completed, the tender offer would be followed promptly by a merger of a U.S. subsidiary of Virbac S.A. into the Company. Non-tendering stockholders would receive the same cash price per share in the merger as the tender offer price. The tender offer will not be subject to any financing condition.


Item 7.           Material to be Filed as Exhibits

         Item 7 is hereby amended by the addition of Exhibit No. 9 below.

         Exhibit No.                            Exhibit
         -----------                            -------

             9 English translation of Press Release issued by Virbac S.A. on August 8, 2006 (filed herewith)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2006

                                            INTERLAB S.A.S.


                                            By: /s/ ERIC MAREE
                                                --------------------------------
                                            Name:   Eric Maree
                                            Title:  Chief Executive Officer


                                            VIRBAC S.A.


                                            By: /s/ ERIC MAREE
                                                --------------------------------
                                            Name:   Eric Maree
                                            Title:  Chairman of the Management
                                                      Board

                                  EXHIBIT INDEX

         Exhibit No.                            Exhibit
         -----------                            -------

             9 English translation of Press Release issued by Virbac S.A. on August 8, 2006 (filed herewith)

                                                                       Exhibit 9

                               [GRAPHIC OMITTED]
                                     VIRBAC

                              For Immediate Release



  Special Committee of Virbac Corporation Unanimously Recommends Virbac S.A.'s
                  Revised Proposal to Purchase Shares at $5.25

Carros, France - August 8, 2006 - Virbac S.A. (Euronext - Compartiment B / Code
ISIN: FR0000031577) today announced that it has increased its proposed purchase price to acquire the outstanding shares of common stock of its US subsidiary, Virbac Corporation (Nasdaq - VBAC), not already owned by Virbac S.A. or its subsidiaries, from US $4.85 to US $5.25 per share in cash. Virbac S.A. also announced that the Special Committee of Virbac Corporation's Board of Directors has informed it:

- that the Special Committee has recommended that the holders of the outstanding shares of Virbac Corporation common stock not already owned by Virbac S.A. or its subsidiaries (hereafter, the minority stockholders) accept the revised purchase price and tender their shares, and

- that the Special Committee's financial advisor, Houlihan Lokey Howard & Zukin, has rendered an opinion that the purchase price of $5.25 per share is fair, from a financial point of view, to the minority stockholders of Virbac Corporation.

All of the members of the Special Committee, composed of independent directors, who own shares of Virbac Corporation have indicated that they will tender their shares in the offer.

The purchase price represents an increase of 26.5% from Virbac S.A.'s original proposal of $4.15 per share announced in December 13, 2005. Virbac S.A. believes that this offer will provide a premium priced liquidity event for Virbac Corporation minority stockholders.

Virbac S.A. has also been informed that the Special Committee of Virbac Corporation has approved the terms and conditions of a merger agreement to be entered among Virbac S.A., its two wholly owned subsidiaries, Interlab S.A.S. (incorporated in France) and Labogroup Holding, Inc. (incorporated in the U.S.), and Virbac Corporation. Such merger agreement provides for the commencement of a cash tender offer as soon as practicable at $5.25 per share.

As previously announced, the tender offer will be subject to a non-waivable condition that the shares tendered, together with the shares presently owned by Virbac S.A. and its subsidiaries, constitute at least 90% (ninety percent) of the outstanding shares of common stock of Virbac Corporation. If completed, the tender offer would be followed promptly by a merger of the U.S. subsidiary of Virbac S.A. into Virbac Corporation. Non-tendering stockholders would receive the same cash price per share in the merger as the tender offer price. The tender offer will not be subject to any financing condition.

BMO Capital Markets is acting as financial advisor and Baker & McKenzie LLP is providing legal counsel to Virbac S.A.

Houlihan Lokey Howard & Zukin is acting as financial advisor and Latham & Watkins LLP is providing legal counsel to the Special Committee of Virbac Corporation.

About Virbac S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,230 people worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext
(R)) since 1985.

About Virbac Corporation:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R), Home Dental Care, the Allerdem line of dermatology products, IVERHART(TM) PLUS Flavored Chewables, and Preventic(R).

This press release is available on Virbac S.A.'s website at : www.virbac.com, and on the website of the Autorite des Marches financiers at :
www.amf-france.org.

Disclaimers

A TENDER OFFER FOR THE OUTSTANDING SHARES OF VIRBAC CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF VIRBAC CORPORATION SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF VIRBAC CORPORATION CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF VIRBAC CORPORATION MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING VIRBAC S.A. WHEN THE DOCUMENTS BECOME AVAILABLE.

No communication or information relating to the proposed tender offer of Virbac S.A. for the shares of Virbac Corporation not already held by Virbac S.A. (the "Offer") may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

                     VIRBAC: Passionate about Animal Health
              Euronext - Compartiment B / code ISIN : FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com
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                            Contact : Michel GARAUDET
                             Chief Financial Officer